UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of October 2006

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Fiat raises interest in Ferrari S.p.A. to 85%

SIGNATURES

Fiat raises interest in Ferrari S.p.A. to 85%

Fiat today exercised its call option to buy back from Mediobanca and the other members of the consortium 2.3 million Ferrari shares, or 28.63% of the share capital, thereby raising to 85% its interest in Ferrari S.p.A. The call option was provided for by the agreements signed on the occasion of the sale which took place in 2002.

The exercise price of the option amounts to approximately €892 million, to be paid upon closing expected within the next several days.

Mubadala Development Company, which currently owns an approximately 5% stake in Ferrari S.p.A., on which Fiat holds a call option, will remain a member of the Ferrari shareholder base, notably in connection with the important project currently underway for the development of a theme park dedicated to the Prancing Horse in Abu Dhabi.

Fiat will repurchase the Ferrari shares through the use of available cash resources, without resort to the capital markets for new financing. Reflecting its healthy operating performance and recent disposals of non-strategic assets, the Company enjoys a strong cash position.

Today’s transaction is part of the Group’s strategy to focus on its core business and enhance all its automotive activities, among which Ferrari stands as an undisputedly prestigious and world-renowned brand for its high technological content.

Turin, September 29, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 2, 2006

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney